April 21, 2025

Moshe Eisenberg
Chief Financial Officer
Camtek Ltd
Ramat Gavriel Industrial Zone 23150
P.O. Box 544
Migdal Ha   Emek, Israel

       Re: Camtek Ltd
           Form 20-F For the Fiscal Year Ended December 31, 2024
           File No. 000-30664
Dear Moshe Eisenberg:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services